                                                Exhibit 18
August 15, 2022

Board of Directors
Mr. Charles McLane
Chair of the Audit/Finance Committee
Carpenter Technology Corporation
1735 Market Street
Philadelphia, Pennsylvania 19103

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Carpenter Technology Corporation’s (the “Company”) Annual Report on Form 10-K for the year ended June 30, 2022 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated August 15, 2022. Note 9 to the financial statements describes a change in accounting principle from testing goodwill for an impairment as of the year-end date June 30 to testing goodwill for an impairment as of June 1. It should be understood that the preferability of one acceptable method of accounting over another for goodwill has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

PricewaterhouseCoopers LLP